SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

May 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Greg Dundas
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation Amendment No. 4 Draft Registration Statement on Form S-1 Submitted May 7, 2019 CIK No. 0001738177

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (the “Company”), we hereby confidentially submit Draft No. 4 of the Registration Statement on Form S-1 (“Amended Draft Registration Statement”). The Amended Draft Registration Statement contains the Company’s revised disclosure on page 91 which was previously sent to the staff (the “Staff”) of the Securities and Exchange Commission on September 18, 2018 addressing comments from the Staff contained in the Staff’s letter dated August 15, 2018.

We will be providing to the Staff under separate cover the third party reports cited in the Amended Draft Registration Statement and a table cross referencing the statements used in the Amended Draft Registration Statement with the underlying factual support.

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amended Draft Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 9, 2018.

* * * *

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business  as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 7, 2019

If you have questions with respect to the Amended Draft Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

Sidley Austin LLP

cc:	Sally J. Rau, General Counsel of Cambium Networks Corporation
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

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